Exhibit 4.3

Tachi Yamada

December 18, 2003

Dear Tachi

This Letter Agreement (the “Agreement”) supersedes any previous agreement or contract between you and SmithKline Beecham Corporation (the “Company”) or any other GlaxoSmithKline Group Company relating to the terms of your employment. As you know, Executive Directors of GlaxoSmithKline plc are required to sign a Service Agreement, which will include, without limitation, the terms set out in Appendix 1. This Service Agreement is currently being prepared by the Company and it is understood that you are entering into this Agreement as a temporary measure pending the completion of your Service Agreement. This Agreement seeks to clarify the key terms of your appointment whilst the terms of your Service Agreement are being finalised.

The title of your Employment continues to be Chairman, R&D reporting to the Chief Executive Officer of GlaxoSmithKline plc. This position is classified as grade Band A Tranche A 2.

You have been appointed as an Executive Director of GlaxoSmithKline plc, with effect from 1st January 2004, such appointment being subject to the articles of association of GlaxoSmithKline plc.

1	Your current base salary is $ 725,000 per annum.

2	You are required to reside at a location convenient to the Company’s offices at Upper Merion, Pennsylvania, USA (or such other location as the Company may determine) during the Employment.

3	You will continue to be eligible to participate in all the GlaxoSmithKline Compensation and Benefits Programmes subject to the rules of the relevant plans and on the basis of your job grade.

4	The Company will provide you with Legal Expenses Insurance and Directors’ and Officers’ Liability Insurance under the Company’s policy current from time to time.

5	You agree to be bound by those provisions set out in Appendix 1 to this Agreement.

6	This Agreement shall take effect on 1st January 2004 and shall continue until the earlier of (i) the execution of your Service Agreement, or (ii) not less than 12 calendar months notice in writing being given by you or the Company to the other to terminate this Agreement, or (iii) termination of your employment without notice or payment in lieu of notice for cause. In the event that the Company gives notice to terminate your employment (other than termination for cause), then, within 30 days of such notice being given to you by the Company, the Company shall pay to you as a lump sum your full salary and bonus in respect of the entire period of notice. For this purpose, full salary shall be the basic salary in effect at the date such notice is given to you, and bonus shall be calculated on the basis of you achieving 100% of the target bonus at bonus level 1.

7	This Agreement shall be construed in accordance with the laws of the Commonwealth of Pennsylvania.

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If the foregoing constitutes a fair and accurate statement of the key terms and conditions of your employment as Executive Director of GlaxoSmithKline plc, would you please so indicate by signing and returning the copy of this letter to me.

Yours sincerely

/ s / Donald Parman

Donald Parman

Vice President and Secretary

For and on behalf of

SmithKline Beecham Corporation

Confirmed and agreed as above.

/ s / Dr Tadataka Yamada

Tadataka Yamada

Date 20 December 2003

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APPENDIX 1

1.	Inventions and Copyright

The Company’s standard policy on inventions and copyright from time to time in force shall apply to you (“Executive”).

2.	Confidentiality; Company Securities

2.1	Without prejudice to any other duty owed to the Company or to any Group Company, the Executive shall not, except in the proper performance of his duties or as authorised by the Board, during or after the Employment, use or disclose to any person any Confidential Information obtained by him during the Employment.

2.2	In the course of the Employment, the Executive is likely to obtain trade secrets and confidential information belonging to or relating to the Company or any Group Companies and other persons. He will treat such information as if it falls within the terms of Section 2.1 and Section 2.1 will apply with any necessary amendments, to such information. If requested to do so by the Company, the Executive will enter into an agreement with other Group Companies and any other persons in the same terms as Section 2.1 with any amendments necessary to give effect to this provision.

2.3	For the purposes of this Agreement, the term “Confidential Information” shall include, but not be limited to confidential commercial, financial and strategic data pertaining to the Group and any other confidential information relating to the business or affairs of the Group including, without limitation, any invention, trade secret, manufacturing process or patent information. The term “Confidential Information” shall not include any information:

2.3.1	which is or becomes generally available to the public, or

2.3.2	which is acquired by the Executive apart from his association with the Group other than, in each case, as a result of disclosure by the Executive or by any person to whom he has supplied information or by any person in breach of a duty of confidentiality.

2.4	In addition, the term “Confidential Information” shall not include any information which the Executive is required to disclose by applicable law or regulation or by order of a court or governmental body of competent jurisdiction, so long as the Executive gives the Chief Executive Officer of the Company reasonable prior notice of such required disclosure. During the Employment, the Executive shall be bound, in respect of transactions in securities issued by any Group Company, by the Company’s and GSK plc’s policies from time to time in effect on employee securities dealing. In particular, the Executive shall advise the Company Secretary,CFO, CEO or Chairman of GSK plc before he or any member of his immediate family seeks to trade in such securities and shall be bound by any directions given by the Company Secretary, CFO, CEO or Chairman.

3.	Restrictions during and after Termination of Employment

3.1	In this Section:

“Restricted Business” means the businesses of the Company or any Group Company at the date you cease to be employed by the Company (“Termination Date”) with which the Executive was involved to a material extent during the last 12 months of the Employment.

“Restricted Period” means any period during which the Executive is employed by the Company and the period of 12 months imposed by the Company under Section 3 of this Appendix 1 commencing on the Termination Date.

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3.2	The Executive is likely to obtain trade secrets and confidential information and personal knowledge of and influence over customers, clients and employees of the Company, GSK plc and its Group Companies during the course of the Employment. To protect these interests, the Executive agrees with the Company and GSK plc that the Executive will be bound by the following covenants:

3.2.1	During the Restricted Period he will not be engaged in (except as the holder, directly or indirectly, of less than 5 per cent of the shares) any business which is or is about to be in competition with the Restricted Business.

3.2.2	During the Restricted Period the Executive will not, canvass or solicit in competition with the Company, or any Group Company the custom of any person who was during the last 12 months of the Employment a customer, or client of, or in the habit of dealing with, the Company, or (as the case may be) any Group Company and in respect of which the Executive had access to confidential information or with whose custom or business the Executive is or was personally concerned, during that 12 month period with a view to providing goods or services to that person in competition with any Restricted Business.

3.2.3	During the Restricted Period he will not, in the course of any business concern which is in competition with the Restricted Business provide goods or services to or otherwise have any dealings with any person who was during the last 12 months of the Employment a customer, or client of, or in the habit of dealing with the Company, or any Group Company, and in respect of which the Executive had access to confidential information or with whose custom or business the Executive is or was personally concerned during that 12 month period.

3.2.4	During the Restricted Period he will not, interfere or endeavour to interfere with the continuance of the provision of goods or services to the Company, or any Group Company, by any supplier which was a supplier of goods or services to the Company, or any Group Company during the last 12 months of the Employment and with whom the Executive dealt to a material extent during that period.

3.2.5	During the Restricted Period he will not entice or try to entice away from the Company or any Group Company any person who is still employed by the Company or a Group Company during the Restricted Period and is a senior employee, director or full time senior consultant of such a company and with whom he worked closely in the last six months of the Employment.

3.3	Each of the obligations imposed on the Executive by this Section 3 extend to him acting not only on his own account but also on behalf of any other firm, company or other person and shall apply whether he acts directly or indirectly.

3.4	Following the Termination Date, the Executive will not represent himself as being in any way connected with the businesses of the Company, GSK plc or of any other Group Company (except to the extent agreed in writing by such a company).

3.5	Any benefit given or deemed to be given by the Executive to any Group Company under the terms of Section 3 is received and held on trust by the Company for the relevant Group Company. The Executive will enter into appropriate restrictive covenants directly with other Group Companies if asked to do so by the Company or GSK plc.

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4.	Reasonableness of Restrictions

4.1	Each of the obligations on the Executive contained in Section 3 constitutes a separate and independent restriction on the Executive notwithstanding that they may be contained in the same Section, paragraph or sentence.

4.2	Should the restrictions contained in Section 3 be found to be void but would be valid if some part thereof were deleted or the period or radius of application reduced, then such restriction shall apply with such modification as may be necessary to make it valid and effective. In particular, the Executive agrees that the restrictions are reasonable and necessary for the protection of the Company and the Group Companies.

4.3	If the Executive shall, during the Restricted Period, receive from any person, firm or company, an offer to provide services in any capacity whatsoever, or to enter into employment where acceptance of such offer, or the taking of such employment, might render him in breach of the provisions of this Agreement, he shall promptly advise the offeror of the existence of the restrictions set forth in Section 3 of this Agreement.

4.4	The Executive acknowledges that the Company may have no adequate remedy at law and would be irreparably harmed if the Executive breaches or threatens to breach the provisions of Section 3 above and, therefore, agrees that the Company shall be entitled to injunctive relief to prevent any breach or threatened breach of Section 3 above, and to specific performance of the terms of each such Section in addition to any other legal or equitable remedy it may have. The Executive further agrees that he shall not, in any equity proceedings involving him relating to the enforcement of Section 3 above raise the defence that the Company has an adequate remedy at law. Nothing in this Agreement shall be construed as prohibiting the Company from pursuing any other remedies at law or in equity that it may have.

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